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                                                                EXHIBIT 18


                                           ARTHUR ANDERSEN LLP



December 27, 1994


Oneita Industries, Inc.
4130 Faber Place Drive, Suite 200
Ashley Corporate Center
Charleston, South Carolina 29405


Re:    10-K Report for Year Ended September 30, 1994


Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of September 30, 1994, the Company changed its method of accounting for evaluating the impairment of intangible assets from a recoverability through future operations method to the fair value method. According to the management of the Company, this change was made because management concluded that the fair value method was a better measure of the impairment of intangible assets.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,


/s/Arthur Andersen LLP
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